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SEC FILE NUMBER
8-70921

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FARKAS CAPITAL LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

407 Lincoln Road, Suite 9F
(No. and Street)

Miami Beach	FL	33139
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JOEL KLEINER	7866065136	joel.kleiner@farkas.capital
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

M&K CPAs, PLLC
(Name – if individual, state last, first, and middle name)

24955 Interstate Hwy 45, Ste 400	The Woodlands	TX	77380
(Address)	(City)	(State)	(Zip Code)

07/18/2006	2738
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eli Wishnivetski , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Farkas Capital LLC , as of December 31 , 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CARMEN VILLEGAS
Notary Public - State of Florida
Commission # HH 282660
My Comm. Expires Jun 29, 2026
Bonded through National Notary Assn.

Signature: _____

Title:
CEO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

FARKAS CAPITAL LLC

Financial Statements and Supplemental Information

December 31, 2025



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Farkas Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Farkas Capital LLC as of December 31, 2025, the related statement of operations, changes in member's capital, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Farkas Capital LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered net loss from operations and is funded by capital contributions from its investors which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of Farkas Capital LLC's management. Our responsibility is to express an opinion on Farkas Capital LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Farkas Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Pursuant to Rule 15c3-1 Under the Securities and Exchange Act of 1934 and Schedule II, Exemptive Provision of Reserve Requirement Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of Farkas Capital LLC's financial statements. The supplemental information is the responsibility of Farkas Capital LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Pursuant to Rule 15c3-1 Under the Securities and Exchange Act of 1934 and Schedule II, Exemptive Provision of Reserve Requirement Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ M&K CPAS, PLLC
M&K CPAS, PLLC
PCAOB # 2738
We have served as Farkas Capital LLC's auditor since 2024.
The Woodlands, TX
April 24, 2026

FARKAS CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Current Assets:

Cash	$27,498
Prepaid Expenses	$6,076

TOTAL ASSETS	**$33,574**

LIABILITIES AND MEMBER'S CAPITAL

Current Liabilities:

Credit Card	$4,090
Accrued Expenses	$8,749

TOTAL LIABILITIES	**$12,839**

TOTAL MEMBER'S CAPITAL	**$20,735**

TOTAL LIABILITIES AND MEMBER'S CAPITAL	**$33,574**

The accompanying notes are an integral part of these financial statements.

FARKAS CAPITAL LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

1. Organization, Liquidity and Nature of Business

Farkas Capital LLC (the "Company") was formed on October 18, 2021 in the state of Delaware. The Company is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was approved by FINRA on November 10, 2022 to function as a private placement agent and investment banking advisory. The Company is a wholly-owned subsidiary of Farkas Capital Holdings LLC (the "Parent").

The Company had revenues of $1,232,078 for the year ended December 31, 2025, primarily consisting of commission revenue earned through its agreement with TradeUp and service and fee income. Despite generating revenue, the Company incurred a net loss of $172,462 for the year ended December 31, 2025 due to substantial commission expense and operating costs, and has sustained negative cash flows from operating activities. Management has evaluated the Company's ability to continue as a going concern in accordance with ASC 205-40, Presentation of Financial Statements—Going Concern and has concluded that its plans to continue funding the Company through regular capital contributions from its Parent are probable of being effectively implemented and will mitigate the relevant conditions. The Parent has demonstrated a consistent pattern of providing capital contributions, including $144,721 during the year ended December 31, 2025, and has committed to continuing such contributions.

However, the Company continued to incur losses and sustain negative cash flows from operations during the fiscal year, raising substantial doubt about its ability to continue as a going concern without securing additional funding or substantially restructuring its operations.

2. Significant Accounting Policies

Basis of Presentation and Use of Estimates

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at December 31, 2025 and the reported amounts of revenues and expenses during the period reported. Actual results could differ materially from such estimates included in the statement of financial condition.

Cash

The Company has all cash on deposit with a major money center bank. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. The Company did not have cash in excess of federally insured limits of $250,000.

Revenue Recognition

The Company recognizes revenue under the guidance of ASC 606 — Revenue from Contracts with Customers, which is based on a five-step model. The Company's primary revenue streams

include commission revenue from securities trading activity and service and fee income from its agreement with TradeUp, the introducing broker-dealer. The Company applies the five-step model as follows:

1. Identify the Contract with the Customer: Contracts are formalized through new account applications and agreements with customers for trading and related services.

2. Identify the Performance Obligations in the Contract: The performance obligations include facilitating securities trades on the clearing platform and providing related brokerage services.

3. Determine the Transaction Price: The transaction price is fixed and determined based on the commission and fee structures agreed upon for trades.

4. Allocate the Transaction Price to the Performance Obligations in the Contract: The entire transaction price is allocated to the respective services as they are the sole performance obligations in each contract.

5. Recognize Revenue When (or As) the Entity Satisfies a Performance Obligation: Revenue is recognized immediately upon trade execution for commission and trading fees, and as services are rendered for service and fee income.

Commission Expense

The Company incurs commission expense representing amounts paid to registered representatives and independent contractors for securities transactions executed on behalf of customers. Commission expense is recognized in the period in which the related revenue is earned, consistent with the matching principle under GAAP.

Clearing Fees

The Company incurs clearing fees through its brokerage activities with TradeUp, which serves as the clearing platform. The fees are structured based on the volume of shares traded monthly, subject to a minimum monthly clearing fee to cover basic clearing service costs provided by TradeUp regardless of trading volume. These fees are accounted for as expenses and are recognized in the financial statements in the period in which the trading activities occur, ensuring matching of expenses with the related trading revenues recognized in the same period.

Concentration of Credit Risk

The Company's credit risk is primarily associated with cash balances and revenue. Cash is held with high-quality financial institutions. The Company has a significant concentration of revenue through its agreement with TradeUp, the introducing broker-dealer. A downturn in the financial condition of TradeUp could significantly impact the Company's financial position due to the concentration of credit exposure.

Fair Value Measurements

On December 31, 2025, the carrying value of the Company's financial instruments, such as cash, prepaids, and payables, approximate their fair values due to the nature of their short-term maturities.

Estimates

The financial statements are prepared using estimates and assumptions that impact reported amounts of assets, liabilities, revenues, and expenses. Key estimates include valuation of receivables and provisions for contingencies. Actual results could vary from these estimates.

Income Taxes

The Company is not a taxpaying entity for income tax purposes, and, accordingly, no provision has been made for income taxes. All profits and losses of the Company pass through to its sole member.

Accrued Expenses

As of December 31, 2025, the Company's accrued expenses of $8,749 consist primarily of estimated amounts for audit, AML audit, the SIPC-7 general assessment, and other professional services and regulatory fees attributable to the period. During the year ended December 31, 2025, $28,000 of previously accrued related-party administrative expenses was contributed by the Parent and reclassified to Member's Capital as a non-cash equity contribution (see Note 3).

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued Accounting Standards Update 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures." The amendments in this guidance improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. This guidance is effective for public entities for fiscal years beginning after December 15, 2023. The Company adopted this guidance for the fiscal year ended December 31, 2025.

3. Related Party Transactions

Farkas Capital LLC is a wholly-owned subsidiary of Farkas Capital Holdings LLC (the "Parent"). The Parent has full ownership and control of the Company. During the year ended December 31, 2025, the Parent made total capital contributions to the Company of $144,721, of which $116,721 was in cash and $28,000 represented a non-cash contribution in the form of previously accrued related-party administrative expenses that were waived and reclassified to Member's Capital. These contributions are reflected in the Statement of Changes in Member's Capital and, to the extent cash, in the Statement of Cash Flows for the year ended December 31, 2025. The non-cash contribution is disclosed as a supplemental non-cash financing activity.

Additionally, the Company has historically been party to an expense-sharing arrangement with The Farkas Group, an affiliate of the Parent, pursuant to which certain rent, office, and administrative expenses have been allocated to the Company. As of December 31, 2025, there are no outstanding related-party accrued expenses (December 31, 2024: $24,000).

4. Net Capital Requirements

The Company does not hold customer funds or securities and does not have customer accounts. As such, the Company is not subject to the various SEC Rule 15c3-3 requirements. The Company is operating under a minimum net capital of $5,000.

At December 31, 2025, the Company had net capital of $14,659, of which $9,659 was in excess of its required minimum net capital of $5,000. The ratio of aggregate indebtedness to net capital was 87.59%.

5. LLC Structure

Farkas Capital LLC is a limited liability company organized under the laws of the State of Delaware. The LLC operates as a broker-dealer and is structured to provide services within the scope permissible under relevant state and federal regulations. The sole member of the LLC is Farkas Capital Holdings LLC, which holds 100% of the membership interests. Farkas Capital Holdings LLC is the sole funder of Farkas Capital LLC. The Company is managed by a designated Manager, who is responsible for the day-to-day operations and overall management

as specified in the operating agreement dated October 31, 2021. Distributions to the member are made to the extent available after satisfying the Company's financial obligations and any necessary reserves as determined by the manager.

6. Litigation, Commitments and Contingencies

As of the date of these financial statements, the Company is not involved in any litigation and is not aware of any pending or threatened legal actions that could have a material effect on the Company's financial condition or operations. Additionally, the Company has evaluated its commitments and contingencies, including but not limited to contractual obligations, guarantees, and possible claims or assessments. Based on this evaluation, there are no known commitments or contingencies that pose a material risk to the financial position or future operations of the Company.

7. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of business activities involving private placements of securities and commission-based securities transactions. The Company has identified its chief executive officer as the chief operating decision maker (CODM), who uses net income or loss to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

8. Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through the date the financial statements were available to be issued and has determined that there are no subsequent events requiring disclosure or adjustment to the financial statements.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Farkas Capital LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Farkas Capital LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which Farkas Capital LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provision) and (2) Farkas Capital LLC stated that Farkas Capital LLC met the identified exemption provision throughout the most recent fiscal year without exception. Farkas Capital LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Farkas Capital LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

/s/ M&K CPAS, PLLC

M&K CPAS, PLLC
The Woodlands, TX
April 24, 2026

FARKAS CAPITAL LLC

DECEMBER 31, 2025

EXEMPTION REPORT

Farkas Capital LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3: (k)(2)(ii).

2. The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

3. The Company:

a) Did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company);

b) Did not carry accounts of or for customers; and

c) Did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Signature: _Wishnivetski_ (signature)

Eli Wishnivetski

Chief Executive Officer

Farkas Capital LLC

April 24, 2026